EXHIBIT 99.2

Fourth

Quarter

Report

To

Shareholders

2003

Twelve Months Ended

December 31



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HIGHLIGHTS

- *Operating earnings per diluted share increased 14.3% for the fourth quarter excluding the effect of foreign currency translation (including the effect of the yen, operating earnings per share were up 19.0%).*
- *AFLAC U.S. total new sales exceeded expectations in the quarter and rose 7.7% to a record $345 million.*
- *AFLAC Japan total new sales increased 8.7% in yen terms, in line with our quarterly target.*
- *We purchased 3.5 million of AFLAC's shares in the fourth quarter.*

TO OUR SHAREHOLDERS:

We are very pleased with the way we concluded 2003. AFLAC Japan produced sales growth that was in line with our expectations for the last three months of the year. At the same time, its financial performance remained strong. We were also encouraged by an acceleration of AFLAC U.S. sales in the fourth quarter. In fact, AFLAC U.S. finished the year with record quarterly sales, while also producing solid financial results. As a result, our consolidated financial results remained strong and in line with our targets for growth.

Operating earnings, a non-GAAP financial measure, is the primary component of our net earnings. As a result, our discussion of earnings and earnings comparisons is directed toward operating earnings. We define operating earnings as the profits we derive from our operations before realized investment gains and losses, the change in the fair value of the interest rate component of cross-currency swaps, and nonrecurring items. We believe that an analysis of operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business.

FOURTH QUARTER RESULTS

The yen was significantly stronger in relation to the dollar during the fourth quarter of 2003, compared with the fourth quarter of 2002. The average yen/dollar exchange rate for the full year was also stronger than a year ago. As a result, our reported financial results for the fourth quarter and for the full year benefited from the translation of yen into dollars. The chart on page four compares selected income statement items with and without foreign currency changes.

Total revenues rose 6.8% to $2.8 billion in the fourth quarter, reflecting the stronger yen/dollar exchange rate, compared with a year ago. Net earnings were $73 million, or $.14 per diluted share, compared with $186 million, or $.35 per share in the fourth quarter of 2002. Net earnings were significantly influenced by realized investment losses in the quarter of $175 million, or $.34 per diluted share. Realized investment losses were $4 million, or $.01 per share, in the fourth quarter a year ago.

The large realized investment losses in the fourth quarter of 2003 related primarily to the sale of our investment in Parmalat. Following disturbing financial developments at Parmalat and several credit ratings downgrades of its debt, we conducted an extensive analysis of our investment. Based on that analysis, we sold all of our holdings in Parmalat and realized a pretax loss of $257 million. Earlier in the quarter, we sold our investment in Levi Strauss at a pretax loss of $38 million. In both cases, we concluded these companies no longer met the profile of investments we want to retain in our portfolio. The investment losses on Parmalat, Levi Strauss and other investment transactions in the normal course of business decreased consolidated pretax earnings by $284 million ($.34 per diluted share after taxes). At the end of the year, only 2.8% of total company debt investments were rated below investment grade, while 68.0% were rated "A" or better.

Net earnings in the fourth quarter also included a loss of $14 million, or $.02 per diluted share, from the change in fair value of the interest rate component of the cross-currency swaps related to the company's senior notes as required by SFAS 133. That compares with a loss of $5 million, or $.01 per diluted share, from SFAS 133 in the prior year's quarter. Net earnings in the fourth quarter of 2002 also reflected a charge of $26 million, or $.05 per diluted share, for our estimated portion of a life insurance industry assessment for Japan's policyholder protection fund.

Fourth quarter operating earnings were a record $262 million, compared with $221 million in the fourth quarter of 2002. Operating earnings per diluted share increased 19.0% to $.50, compared with $.42 per share a year ago. The stronger yen/dollar exchange rate increased operating earnings by $.02 per share during the fourth quarter.

During the fourth quarter, we acquired 3.5 million shares of AFLAC stock. For the year, we purchased 10.2 million shares. The board of directors authorized the purchase of up to 30 million shares of our common stock. This authorization is in addition to the 7.0 million shares that remained under a previous authorization at year-end 2003, and brings the total number of shares available for purchase to approximately 37 million.

FULL YEAR RESULTS
Total revenues for the full year also benefited from the stronger yen and rose 11.6% to $11.4 billion. Net earnings were $795 million, or $1.52 per diluted share, compared with $821 million, or $1.55 per share, in 2002. Net earnings for the year included realized investment losses of $191 million, or $.37 per diluted share, compared with losses of $15 million, or $.03 per share, a year ago. Net earnings in 2003 also included a loss of $3 million from the impact of SFAS 133. Net earnings in 2002 were impacted from a gain of $37 million, or $.07 per share, from the effect of SFAS 133, and the previously mentioned charge for the policyholder protection fund.

Operating earnings for the year were $989 million, or $1.89 per diluted share, compared with $825 million, or $1.56 per share in 2002. Excluding the $.06 per-share benefit from the stronger yen, operating earnings per diluted share rose 17.3%. That increase was in line with our upwardly revised 2003 target of a 17% increase in operating earnings per diluted share before the effect of currency translation.

AFLAC JAPAN
Throughout the year, AFLAC Japan produced strong sales and financial results. In the fourth quarter, premium income in yen rose 6.5%. Net investment income increased 1.3%. Investment income growth was suppressed in yen terms by the stronger yen/dollar exchange rate because AFLAC Japan derives approximately 29% of its investment income from dollar-denominated investments. Total revenues were up 5.7%. Due to continued improvement in the benefit ratio, the pretax operating profit margin expanded from 12.1% to 12.6%. As a result, pretax operating earnings rose 9.6%. For the year, premium income increased 6.4% in yen, and net investment income rose 3.1%. Total revenues increased 6.1% and pretax operating earnings advanced 12.6%.

The average yen/dollar exchange rate of 109.06 in the fourth quarter was 12.4% stronger than the average rate of 122.58 in the fourth quarter of 2002. For the year, the average exchange rate was 115.95, or 7.9% stronger than the rate of 125.15 a year ago. The stronger average yen/dollar exchange rates enhanced AFLAC Japan's growth rates as reported in dollars.

Premium income in dollars increased 19.9% in the fourth quarter to $2.0 billion. Net investment income was up 14.0% to $377 million. Total revenues rose 19.0% to $2.4 billion. Pretax operating earnings surged 23.2% to $297 million. For the year, premium income rose 15.0% to $7.3 billion. Net investment income was $1.4 billion, an increase of 11.3%. Total revenues rose 14.6% to $8.8 billion. Pretax operating earnings were $1.1 billion, up 21.6% over 2002.

Investment yields in Japan improved slightly in the last three months of the year. For example, the yield of a composite index of 20-year Japanese government bonds averaged 1.87% in the fourth quarter, compared with 1.69% in the third quarter. We purchased yen-denominated investments at an average yield of 2.33% during the fourth quarter. Including dollar-denominated securities, our new money yield for the quarter was 2.59%.

AFLAC Japan produced another quarter of solid sales growth. Total new annualized premium sales rose 8.7% to 31.7 billion yen, or $291 million, in the fourth quarter. For the year, new sales were up 11.9% to 121.2 billion yen, or $1.0 billion. Our annual sales results compared favorably to our initial expectation of 5% to 10% sales growth in 2003. Fourth-quarter new sales continued to benefit from EVER, our popular medical policy. In fact, sales of stand-alone medical plans were up 41.9%, compared with the fourth quarter of 2002, and represented 30% of total new sales in the quarter. We believe consumer demand for our stand-alone medical coverage, our flagship cancer life policy, and our other products will continue this year as well. Our objective is to increase total new annualized premium sales 5% to 10% in yen terms during 2004.

AFLAC U.S.
AFLAC U.S. generated solid financial results and improved sales growth in the fourth quarter. Premium income increased 14.9% to $673 million. Net investment income rose 10.7% to $95 million. Total revenues were up 14.3% to $771 million, and pretax operating earnings increased 10.2% to $123 million. For the year, premium income advanced 16.8% to $2.6 billion, while net investment income rose 9.3% to $362 million. Total revenues increased 15.8% to $3.0 billion. Pretax operating earnings were up 12.0% to $451 million.

After three quarters of disappointing sales results, we were encouraged to see improvement in total new annualized premium sales in the final quarter of the year. Total new sales increased 7.7% in the quarter to $345 million, which exceeded our expectations. In fact, fourth-quarter sales were the best in the company's history. For the year, new sales were up 5.4% to $1.1 billion. The Northeast Territory led AFLAC U.S. throughout the year and produced a tremendous sales increase of more than 21% for the year. Our challenge is to replicate the Northeast Territory's success throughout other AFLAC territories in the United States. As we discussed in prior quarters, we took significant steps to expand and improve our sales management infrastructure in 2003. We believe these steps were necessary to produce longer term, sustainable sales growth.

As we look ahead, our thoughts on AFLAC's business model and the U.S. market have not changed. We believe the United States is an underpenetrated market that is well suited to our products. And we further believe that the ongoing expansion of our sales coordinator base will lead to better recruiting, training and sales results in the future. Our objective for U.S. sales growth in 2004 is an increase of 10% to 12%.

DIVIDEND

The board of directors increased the quarterly cash dividend for the 22nd consecutive year. Effective with the first quarter of 2004, we raised the quarterly cash dividend 18.8%, from $.08 to $.095 per share. The first quarter dividend is payable on March 1, 2004, to shareholders of record at the close of business on February 13, 2004.

OUTLOOK

Overall, we are very pleased with our financial performance in 2003. Clearly, we experienced disappointment during the year, notably AFLAC U.S. sales growth and the investment loss from Parmalat. Yet as we start 2004, we believe we are positioned to see better U.S. sales growth, and the overall quality of our investment portfolio remains high. At the same time, we had our share of highlights in 2003. We were especially proud of AFLAC Japan's strong sales and financial results. The strength of AFLAC Japan's financial performance was the primary reason for increasing our 2003 earnings target and then achieving that objective. And we were also pleased with the board of directors' decision to increase the cash dividend twice in 2003.

In looking ahead, we remain enthusiastic about the opportunities for continued growth. Our objective for 2004 is a 17% increase in operating earnings per diluted share before currency translation. And our objective for 2005 is to increase operating earnings per diluted share by 15% excluding the impact of foreign currency translation. We view our earnings targets as realistic and achievable. Furthermore, they reflect our conviction that the U.S. and Japanese markets are perfectly suited to AFLAC's products. And we believe our competitive strengths put us in a strong position to capitalize on those opportunities.

Daniel P. Amos
Chairman and Chief Executive Officer
February 2, 2004

Foreign Currency Translation Effect on Operating Results		**Three Months Results**		**Twelve Months Results**	
		Including Currency Changes	**Excluding Currency Changes[2]**	**Including Currency Changes**	**Excluding Currency Changes[2]**
Selected Percentage Changes[1] (For the periods ended December 31, 2003 - unaudited)	Premium income	18.6%	8.6%	15.4%	9.0%
	Net investment income	13.0	6.0	10.7	6.1
[1] The numbers in this table are presented on an operating basis, which is described on page one.	Total benefits and expenses	17.6	7.6	14.1	7.7
[2] Amounts excluding foreign currency changes were	Operating earnings	18.6	12.9	20.0	16.0
determined using the same yen/ dollar exchange rate for the current period as the comparable period in the prior year.	Operating earnings per diluted share	19.0	14.3	21.2	17.3

Consolidated Statements of Earnings

AFLAC Incorporated and Subsidiaries

(In millions, except for share and per-share amounts)

	Three Months Ended December 31,*			Twelve Months Ended December 31,		
	2003	2002	% Change	**2003**	2002	% Change
Revenues:						
Premiums, principally supplemental health insurance	$ **2,664**	$ 2,247	18.6%	$ **9,921**	$ 8,595	15.4%
Net investment income	**473**	418	13.0	**1,787**	1,614	10.7
Realized investment gains (losses)	**(284)**	-		**(301)**	(14)	
Other income (losses)	**(6)**	1		**40**	62	
Total revenues	**2,847**	2,666	6.8	**11,447**	10,257	11.6
Benefits and expenses:						
Benefits and claims	**2,029**	1,711	18.6	**7,529**	6,589	14.3
Acquisition and operating expenses:						
Amortization of deferred policy acquisition costs	**123**	101		**464**	385	
Insurance commissions	**305**	265		**1,146**	1,037	
Insurance expenses	**258**	230		**982**	842	
Interest expense	**6**	5		**22**	20	
Japanese policyholder protection fund	**-**	40		**-**	40	
Other operating expenses	**20**	19		**79**	85	
Total acquisition and operating expenses	**712**	660	7.8	**2,693**	2,409	11.8
Total benefits and expenses	**2,741**	2,371	15.6	**10,222**	8,998	13.6
Earnings before income taxes	**106**	295	(63.9)	**1,225**	1,259	(2.7)
Income taxes	**33**	109		**430**	438	
Net earnings	$ **73**	$ 186	(61.0)%	$ **795**	$ 821	(3.1)%
Net earnings per share:						
Basic	$ **.14**	$ .36	(61.1)%	$ **1.55**	$ 1.59	(2.5)%
Diluted	**.14**	.35	(60.0)	**1.52**	1.55	(1.9)
Common shares used in computing EPS (In thousands):						
Basic	**511,239**	515,678	(.9)%	**513,220**	517,541	(.8)%
Diluted	**520,192**	526,213	(1.1)	**522,138**	528,326	(1.2)
Cash dividends per share	$ **.08**	$ .06	33.3%	$ **.30**	$ .23	30.4%

*unaudited

Reconciliation of Operating to Net Earnings

AFLAC Incorporated and Subsidiaries

(In millions, except for per-share amounts - unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2003	2002	% Change	**2003**	2002	% Change
Operating earnings	**$ 262**	$ 221	18.6%	**$ 989**	$ 825	20.0%
Reconciling items, net of tax:						
Realized investment gains (losses)	**(175)**	(4)		**(191)**	(15)	
SFAS 133	**(14)**	(5)		**(3)**	37	
Japanese policyholder protection fund	**-**	(26)		**-**	(26)	
Net Earnings	**$ 73**	$ 186	(61.0)%	**$ 795**	$ 821	(3.1)%
Operating earnings per share - diluted	**$ .50**	$ .42	19.0%	**$ 1.89**	$ 1.56	21.2%
Reconciling items, net of tax:						
Realized investment gains (losses)	**(.34)**	(.01)		**(.37)**	(.03)	
SFAS 133	**(.02)**	(.01)		**-**	.07	
Japanese policyholder protection fund	**-**	(.05)		**-**	(.05)	
Net earnings per share - diluted	**$ .14**	$ .35	(60.0)%	**$ 1.52**	$ 1.55	(1.9)%

Consolidated Balance Sheets

AFLAC Incorporated and Subsidiaries

(In millions, except for share and per-share amounts) December 31,

	2003	2002
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities	$ **26,495**	$ 22,659
Perpetual debentures	**3,349**	2,730
Equity securities	**73**	258
Securities held to maturity, at amortized cost:		
Fixed maturities	**8,752**	8,394
Perpetual debentures	**4,297**	3,700
Other investments	**33**	27
Cash and cash equivalents	**1,052**	1,379
Total investments and cash	**44,051**	39,147
Receivables, primarily premiums	**547**	435
Accrued investment income	**456**	414
Deferred policy acquisition costs	**5,044**	4,277
Property and equipment, net	**518**	482
Other	**348**	303
Total assets	$ **50,964**	$ 45,058
Liabilities and Shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	$ **35,588**	$ 29,797
Unpaid policy claims	**2,115**	1,753
Unearned premiums	**516**	428
Other policyholders' funds	**1,021**	748
Notes payable	**1,409**	1,312
Income taxes	**2,189**	2,364
Payables for security transactions	**-**	274
Payables for return of cash collateral on loaned securities	**374**	1,049
Other	**1,106**	939
Total liabilities	**44,318**	38,664
Shareholders' equity:		
Common stock	**65**	65
Additional paid-in capital	**417**	371
Retained earnings	**5,885**	5,244
Accumulated other comprehensive income:		
Unrealized foreign currency translation gains	**213**	222
Unrealized gains on investment securities	**2,316**	2,416
Minimum pension liability adjustment	**(36)**	(8)
Treasury stock	**(2,214)**	(1,916)
Total shareholders' equity	**6,646**	6,394
Total liabilities and shareholders' equity	$ **50,964**	$ 45,058
Shareholders' equity per share	$ **13.03**	$ 12.43
Shares outstanding at end of year (In thousands)	**509,892**	514,439

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This document contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks, and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," or similar words as well as specific projections of future results, generally qualify as forward-looking. AFLAC undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially from those contemplated by the forward-looking statements: legislative and regulatory developments; assessments for insurance company insolvencies; competitive conditions in the United States and Japan; new product development; ability to attract and retain qualified sales associates; ability to repatriate profits from Japan; changes in U.S. and/or Japanese tax laws or accounting requirements; credit and other risks associated with AFLAC's investment activities; significant changes in interest rates; fluctuations in foreign currency rates; deviations in actual experience from pricing and reserving assumptions; level and outcome of litigation; downgrades in the company's credit rating; changes in rating agency policies or practices; subsidiary's ability to pay dividends to parent company, and general economic conditions in the United States and Japan.

AFLAC Incorporated
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999
Tel: (706) 323-3431
aflac.com

Customer Service
Policyholders and claimants needing assistance
may call (800) 99-AFLAC or (800) 992-3522.
Sales associates should call (800) 462-3522.

Shareholder and Investor Inquiries
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telephone number, (800) 235-2667, and use the
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Contact:
Kenneth S. Janke Jr.
Senior Vice President, Investor Relations
(800) 235-2667 or (706) 596-3264
Fax: (706) 324-6330
kjanke@aflac.com